December 2, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Brian Soares

Re:	WaferGen Bio-systems, Inc. Post-effective amendment to Form S-1 Filed October 9, 2013 File No. 333-191645

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 21, 2013, with respect to the registration statement on Form S-1 (File No. 333-191645) (the “Registration Statement”).  The Registration Statement relates to the contemplated registration and offering (the “Offering”) of up to 10,949,689 shares of the Company’s Common Stock (the “Offering Shares”), consisting of (i) 1,067,317 Offering Shares (the “Common Shares”), (ii) 7,513,372 Offering Shares issuable upon the conversion of Series 1 Convertible Preferred Stock (the “Series 1 Preferred”) and (iii) 2,369,000 Offering Shares issuable upon the exercise of warrants  to purchase the Company’s Common Stock (the “2013 Warrants,” and together with the Common Shares and Series 1 Preferred, the “Exchange Securities”).  The Offering Shares are being registered for resale from time to time by the selling stockholders (the “Selling Stockholders”) identified in the prospectus forming a part of the Registration Statement.

Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

Prospectus

1.	Please expand your analysis provided in response to prior comment 1 to:

Tell us how you believe it is affected by the registration statement that you filed on October31, 2013.

Response:  We do not believe the registration statement filed on October 31, 2013 (the “Other Registration Statement”) has any effect on the analysis provided in our previous response to prior comment 1.

As discussed in our prior response, the Registration Statement was filed to register the resale of the Offering Shares which were acquired by the Selling Stockholders in an exchange transaction

U.S. Securities and Exchange Commission
December 2, 2013

(the “Exchange Transaction”) solely in exchange for securities issued by the Company to the Selling Stockholders in a private placement transaction that closed on May 27, 2011 (the “May 2011 Private Placement”).  The purpose of the Exchange Transaction was to simplify the Company’s capital structure to enable it to raise needed capital.  This needed capital was raised in a private placement transaction (the “Capital Raising Transaction”), the final closing of which occurred on September 30, 2013.  The Other Registration Statement was filed to register the resale of shares issued in the Capital Raising Transaction in accordance with the requirements of a registration rights agreement entered into in connection with such transaction.

Prior to completion of the Exchange Transaction, the Company had outstanding Convertible Promissory Notes convertible into shares of Series A-2 Convertible Preferred Stock (the “Convertible Notes”) with an aggregate principal and interest of approximately $17.1 million and shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Shares”) with an aggregate liquidation preference of approximately $17.1 million.  In light of the Company’s circumstance, including its financial condition and results of operations, the Company determined that the existence of these securities (the “Preference Securities”) would prevent it from securing needed additional investment capital.  Accordingly, in May 2013 the Company convened a special meeting of stockholders at which the Company’s stockholders approved proposals to (1) increase the number of authorized and unissued shares of Common Stock available to the Company and (2) provide for a reverse stock split of the common stock.  As described in the proxy statement for the special meeting, the purposes of the proposals included enabling the Company to raise equity capital and to restructure the Preference Securities to enable it to do so.

In the Exchange Transaction, the Company exchanged (1) Convertible Notes with aggregate principal and interest of approximately $17.1 million, Series A-1 Preferred Shares with a liquidation preference of approximately $17.1 million and warrants exercisable for 565,180 shares of Common Stock (the “2011 Warrants”) for (2) 2,987 Series 1 Preferred shares (with a $0.001 per share liquidation preference and convertible into a total of 7,513,372 shares of Common Stock), 1,067,317 shares of Common Stock and warrants exercisable for 2,369,000 shares of Common Stock.  The terms of the Exchange Transaction were determined as follows: (1) the principal and interest on the Convertible Notes and liquidation preference of the Series A-1 shares was exchanged for shares of Common Stock and Common Stock equivalents (represented by shares of Series 1 Preferred Stock) at an exchange rate equal to $3.9756 per post-reverse stock split share (which equaled the average closing price of the Company’s common stock for the 30 days preceding the Exchange Transaction) and (2) the 2011 Warrants were exchanged for 2013 Warrants with an estimated Black-Scholes value equaling the estimated Organic Change redemption value as defined in the 2011 Warrants.  The sole reason for including Series 1 Preferred Shares in the Exchange Transaction was so that investors who otherwise would have received shares of Common Stock exceeding ten percent of the Company’s outstanding shares could instead receive shares of convertible preferred stock with a “blocker” provision that prohibits conversion if it would cause the holder to own more than ten percent of the Company’s outstanding Common Stock.  This allows these holders to be deemed to hold less than ten percent of the Company’s outstanding Common Stock. The Series 1 shares do not have any special rights other than a $0.001 per share liquidation preference over the Common Stock.

The Registration Statement and the Other Registration Statement were filed for very different reasons.  The Registration Statement was filed to register the resale of securities acquired on exchange of securities initially acquired by the Selling Stockholders in a 2011 capital raising transaction.  The Company views this as in effect a mere continuation of the registration statement filed in connection with the May 2011 Private Placement (Registration No. 333-175507), albeit to cover securities with modified terms.  The Company did not receive any investment capital in connection with the Exchange Transaction and accordingly in no way should the Registration Statement be viewed as implicating a disguised primary offering.

U.S. Securities and Exchange Commission
December 2, 2013

The Other Registration Statement was filed in connection with a conventional capital raising transaction.  Accordingly, we do not see any reason why the Other Registration Statement has any impact on the analysis provided in our previous response to prior comment 1.

Quantify the size of the offering relative to the “public float” that you mention on page 4 of your response. Please show us your calculations in your response.

Response:  As reflected in the below table, prior to the Exchange Transaction, the trading price of the Company’s Common Stock implicated (1) total common equity value of approximately $1.7 million (41.7 million outstanding pre-reverse stock split shares times $0.04) and (2) total Company value of approximately $35.8 million ($17.1 million of Convertible Notes, $17.1 million of Series A liquidation preference and $1.7 million of Common Stock).

	Stated Value. / Principal	Common Stock	Value @ $0.04%
Convertible Notes	$17,058,994	—	$17,058,994	47.7%
Series A-1 Holders	$17,054,406	—	$17,054,406	47.7%
Common Stock	—	41,679,402	$1,667,176	4.7%
	$34,113,400	41,679,402	$35,780,576	100.0%

As described above, the purpose of the Exchange Transaction was to eliminate the Preference Securities to enable the Company to raise new required investment capital.  In the Exchange Transaction, the Preference Securities were exchanged for Common Stock and Common Stock equivalents (represented by shares of Series 1 Preferred Stock) with an equivalent economic value based on $3.9756 per post-reverse stock split value per share of Common Stock (which equaled the average closing price of the Company’s common stock for the 30 days preceding the Exchange Transaction).  Specifically, Preference Securities with an aggregate accumulated principal and interest and liquidation preference of $34,113,400 were exchanged for 8,580,689 shares of Common Stock and Common Stock equivalents (represented by shares of Series 1 Preferred Stock) (which equals $34,113,400 divided by $3.9756).

As reflected in the below table, immediately following the Exchange Transaction and before completion of the Capital Raising Transaction, the Exchange Securities represented approximately 95% of the Company’s outstanding Common Stock and public float. Please note that immediately prior to the Exchange Transaction, the Company implemented a 1-for-99.39 reverse stock split.

	Shares of Series 1 Preferred Stock	Series 1 Common Equivalents	Common Stock	Common Stock and Common Equivalents
Pre-Exchange Common Holders			419,417	419,417	4.7%
Securities issued in Exchange	2,987	7,513,372	1,067,317	8,580,689	95.3%
				9,000,106

Show us your calculations that determined the number of offered common shares underlying the preferred stock and warrants.  Include in your response reference to the specific subsection of the specific exhibit to your registration statement that specifies the applicable conversion rate or exercise price.

Response:  Please see Schedule 1 attached hereto which reflects the Preference Securities and 2011 Warrants exchanged by each Selling Stockholder in the Exchange for Series 1 Preferred shares, shares of Common Stock and 2013 Warrants.  The number of shares issuable upon exercise of each Series 1 Preferred share is determined as follows:  Each Series 1 Preferred share has a “Stated Value” of $10,000 (see page 4 of Exhibit 3.3 to the Registration Statement - Certificate of Designation of the Series 1 Convertible Preferred Stock (the “COD”)).  The “Conversion Price” of the Series 1 Preferred

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December 2, 2013

is $3.97560 (see page 2 of COD). The “Conversion Ratio” of the Series 1 Preferred is 2515 (Stated Value ($10,000) divided by the Conversion Price ($3.97560)) (see page 6 of COD).  In accordance with Section 6(a) of the COD (page 5), each share of Series 1 Preferred is convertible into 2515 shares of Common Stock and the aggregate 2,987.0167 shares of Series 1 Preferred issued in the Exchange are convertible into 7,513,372 shares of Common Stock.

The terms of the 2011 Warrants included an Organic Change provision.  Pursuant to this provision, upon the occurrence of an Organic Change the Company was required to issue to the holders new securities with a value equal to the Black-Scholes value of the 2011 Warrants determined in accordance with assumptions defined in Schedule 1 to the 2011 Warrants (the “2011 Black-Scholes Amount”).  To avoid the application of this provision the Company agreed to issue to the Selling Stockholders 2013 Warrants with a Black-Scholes value equal to the 2011 Black-Scholes Amount in exchange for the 2011 Warrants.  The 2011 Black-Scholes Amount was determined to be $1,938,076. Based on negotiations with the Selling Stockholders, the number of 2013 Warrants with a Black-Scholes value equal to the 2011 Black-Scholes Amount was determined to be 2,369,000. This total number of 2013 Warrants was then allocated proportionally among the Selling Stockholders based on their ownership of 2011 Warrants.

Provide us a table that:

•	shows the number of shares offered by each selling stockholder in the 2011 registration statement that you mention at the bottom of page 2 of your response, and then

•	clearly shows how the 2013 exchange resulted in the number of shares offered by that selling stockholder in the registration statement that you filed on October 9, 2013.

Please see Schedule 2 attached hereto which reflects the number of shares offered by the Selling Stockholders in the 2011 registration statement and shows how the Exchange resulted in the number of shares offered by the Selling Stockholders in the Registration Statement.  As described above, the basic terms of the Exchange were (1) the Preference Securities were exchanged for a total of 8,580,689 shares of Common Stock and Common Stock equivalents (represented by shares of Series 1 Preferred Stock) and the 2011 Warrants were exchanged for 2013 Warrants with an estimated Black-Scholes value of $1,938,076, the 2011 Black-Scholes Amount.  In the Exchange, each Selling Stockholder received an amount of Offered Securities proportional to the amount of shares offered by the Selling Stockholders in the 2011 registration statement.

Analyze (1) how the rights of the security holders that participated in the 2013 exchange changed as a result of that exchange and (2) the relative value of your securities held by such security holder before and after the exchange.

As described above, the purpose of the Exchange Transaction was to eliminate the Preference Securities to enable the Company to raise new required investment capital.  Accordingly, the primary effect of the Exchange on the rights of the Selling Stockholders was that they gave up an aggregate of approximately $34.2 million of debt and liquidation preference (and attendant debt holder and preferred stockholder rights) in exchange for ownership of approximately 95% of the Company’s common equity value.  Based on the trading price of the Company’s Common Stock prior to the Exchange Transaction and the fact that the aggregate fair value of the 2013 Warrants was equal to the 2011 Black-Scholes Amount, the aggregate value of the Exchange Securities approximated the aggregate value of the May 2011 Private Placement Transaction securities exchanged therefor.

Tell us about any payments that you or your affiliates received or will receive in connection with the exchange or the conversion or exercise of the securities issued in the exchange. Also tell us about any payments that the selling stockholders or their affiliates received or will receive in

U.S. Securities and Exchange Commission
December 2, 2013

connection with the exchange or the conversion or exercise of the securities issued in the exchange.

Other than the payment by exercising holders to the Company of the exercise price due in connection with the exercise of the 2013 Warrants, neither the Company nor its affiliates received or will receive any payments in connection with the Exchange or the conversion or exercise of the securities issued in the Exchange. Other than reimbursement of legal fees incurred by certain Selling Stockholders pursuant to the Exchange Agreement, no Selling Stockholder or any affiliate received or will receive any payments in connection with the Exchange or the conversion or exercise of the securities issued in the Exchange.

2.
Verbal Staff comment: Please tell us why you believe it is appropriate for this registration statement and your pending registration statement file number 333-192003 to provide different beneficial ownership information regarding the same selling stockholders.  In this regard, given that you have elected to file separate registration statements to offer securities by many of the same selling stockholders, please tell us how you believe an investor who receives the prospectus included in only one of the registration statements will understand the full extent of the securities that each selling stockholder is offering for sale.

In response the Staff’s comment, the Company will amend the table in the “Selling Stockholders” section of the prospectus included in the Registration Statement to include the following headings and additional footnotes:

Selling Stockholder	Shares of Common Stock Owned Before this Offering	Shares of Common Stock Underlying All Other Securities Owned Before this Offering (a)	Shares of Common Stock Being Offered in this Offering	Shares of Common Stock Owned Upon Completion of this Offering (b)	Percentage of Common Stock Owned Upon Completion of this Offering (c)	Shares of Common Stock Being Offered in a Separate Offering That is Not Part of this Offering (d)	Shares of Common Stock Owned Upon Completion of this Offering and the Separate Offering (e)

(d)
The term “Separate Offering” relates to a contemplated, separate registration and offering for resale by certain Selling Stockholders of up to 10,247,629 additional shares of the Company’s Common Stock, consisting of (i) 5,206,750 shares of issued and outstanding Common Stock, (ii) 1,625,000 shares of Common Stock issuable upon conversion of Series 1 Convertible Preferred shares, and (iii) 3,415,879 shares of Common Stock issuable upon the exercise of warrants to purchase the Company’s Common Stock.  The additional common shares, Series 1 Convertible Preferred shares and warrants (collectively, the 2013 Private Placement Securities”) were issued to such Selling Stockholders in the August 2013 Private Placement, as further described on page [5] of this prospectus.  It is contemplated that the Separate Offering by such Selling Stockholders will be made pursuant to a separate prospectus included in a separate, pending registration statement on Form S-1 (File No. 333-192003).

(e)	Upon completion of this offering and the Separate Offering, no Selling Stockholder will own more than one percent of the outstanding common shares of the Company.

The revised “Selling Stockholders” table, as described above, will include the securities that each Selling Stockholder is offering for sale under both the Registration Statement and the pending registration statement file number 333-192003.

U.S. Securities and Exchange Commission
December 2, 2013

3.	Verbal Staff comment: We note that the fee table and selling stockholders table include outstanding shares. Please tell us why exhibit 5.1 addresses only shares that have not yet been issued.

In response to the Staff’s comments, the Company will file a new opinion as Exhibit 5.1 to the Registration Statement that will address all of the Offering Shares to be registered for resale under the Registration Statement, including the issued and outstanding Offering Shares.

*           *          *          *

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Ivan Trifunovich, Chief Executive Officer and President
John Harland, Chief Financial Officer

Schedule 1

Holder	Shares of Series A-1 Preferred	Principal Amount of Note	Warrants	%	Shares of Series 1 Preferred Stock	Series 1 Common Equivalents	Common Stock	New Warrants
Biomedical Value Fund, L.P.	396,355.90	$2,061,045	7,579,427	13.49%	460.2910	1,157,790	—	319,648
Biomedical Institutional Value Fund, L.P.	97,677.00	$507,920	1,867,858	3.33%	113.4330	285,323	—	78,773
Biomedical Offshore Value Fund, L.P.	244,241.00	$1,270,055	4,670,577	8.31%	283.6388	713,449	—	196,973
WS Investments II, LLC	13,239.00	$68,845	253,171	0.45%	15.3745	38,672	—	10,677
David J. Morrison	6,620.00	$34,425	126,595	0.23%	7.6879	19,338	—	5,339
Class D Series of GEF-PS, L.P.	240,385.00	$1,250,000	4,596,832	8.18%	279.1608	702,185	—	193,863
Lyrical Multi-Manager Fund, L.P.	138,441.30	$719,895	2,647,387	4.71%	160.7729	404,399	—	111,649
Lyrical Multi-Manager Offshore Fund, Ltd.	60,156.70	$312,815	1,150,365	2.05%	69.8604	175,723	—	48,514
Jeffrey R. Jay, Trustee for the benefit of Thomas C. Jay QPERT	19,231.00	$100,000	367,749	0.65%	22.3331	56,175	—	15,509
Jeffrey R. Jay, Trustee for the benefit of Carolyn Jay Trust	9,615.00	$50,000	183,869	0.33%	11.1660	28,086	—	7,754
Jeffrey R. Jay, Trustee for the benefit of JR Jay Jr Trust	9,615.00	$50,000	183,869	0.33%	11.1660	28,086	—	7,754
Jeffrey R. Jay	38,462.00	$200,000	735,497	1.31%	44.6662	112,351	—	31,018
Paul Schimmel Roth IRA	24,038.00	$125,000	459,678	0.82%	—	—	70,217	19,386
Deerfield Private Design Fund II, L.P.	302,451.92	$1,572,750	5,783,730	10.30%	351.2396	883,488	—	243,918
Deerfield Private Design International II, L.P.	346,586.54	$1,802,250	6,627,708	11.80%	402.4935	1,012,409	—	279,511
Deerfield Special Situations Fund, L.P.	253,125.00	$1,316,250	4,840,461	8.62%	293.9559	739,400	—	204,137
Deerfield Special Situations International Master Fund L.P.	395,913.46	$2,058,750	7,570,977	13.48%	459.7772	1,156,498	—	319,292

Holder	Shares of Series A-1 Preferred	Principal Amount of Note	Warrants	%	Shares of Series 1 Preferred Stock	Series 1 Common Equivalents	Common Stock	New Warrants
Merlin Nexus III, LP	240,384.62	$1,250,000	4,596,829	8.18%	—	—	702,184	193,863
The Shivji Family Trust dated June 12, 2000	38,461.54	$200,000	735,493	1.31%	—	—	112,349	31,018
Robert Coradini	24,038.46	$125,000	459,683	0.82%	—	—	70,218	19,386
Joel Kanter	9,615.38	$50,000	183,873	0.33%	—	—	28,087	7,755
The Kanter Family Foundation	4,807.69	$25,000	91,937	0.16%	—	—	14,044	3,877
CIBC Trust Company (Bahamas) Limited	24,038.46	$125,000	459,683	0.82%	—	—	70,218	19,386
	2,937,499.97	$15,275,000	56,173,248	100.00%	2,987.0168	7,513,372	1,067,317	2,369,000

Schedule 2

			Shares Offered in Registration Statement
Holder	Shares Offered in 2011 Registration	%	Series 1 Common Equivalents	Common Stock	New Warrants	Total	%
Biomedical Value Fund, L.P.	15,158,854	13.49%	1,157,790	—	319,648	1,477,438	13.49%
Biomedical Institutional Value Fund, L.P.	3,735,715	3.33%	285,323	—	78,773	364,096	3.33%
Biomedical Offshore Value Fund, L.P.	9,341,153	8.31%	713,449	—	196,973	910,422	8.31%
WS Investments II, LLC	506,341	0.45%	38,672	—	10,677	49,349	0.45%
David J. Morrison	253,189	0.23%	19,338	—	5,339	24,677	0.23%
Class D Series of GEF-PS, L.P.	9,193,664	8.18%	702,185	—	193,863	896,048	8.18%
Lyrical Multi-Manager Fund, L.P.	5,294,773	4.71%	404,399	—	111,649	516,048	4.71%
Lyrical Multi-Manager Offshore Fund, Ltd.	2,300,730	2.05%	175,723	—	48,514	224,237	2.05%
Jeffrey R. Jay, Trustee for the benefit of Thomas C. Jay QPERT	735,497	0.65%	56,175	—	15,509	71,684	0.65%
Jeffrey R. Jay, Trustee for the benefit of Carolyn Jay Trust	367,738	0.33%	28,086	—	7,754	35,840	0.33%
Jeffrey R. Jay, Trustee for the benefit of JR Jay Jr Trust	367,738	0.33%	28,086	—	7,754	35,840	0.33%
Jeffrey R. Jay	1,470,994	1.31%	112,351	—	31,018	143,369	1.31%
Paul Schimmel Roth IRA	919,356	0.82%	—	70,217	19,386	89,603	0.82%
Deerfield Private Design Fund II, L.P.	11,567,459	10.30%	883,488	—	243,918	1,127,406	10.30%
Deerfield Private Design International II, L.P.	13,255,415	11.80%	1,012,409	—	279,511	1,291,920	11.80%
Deerfield Special Situations Fund, L.P.	9,680,921	8.62%	739,400	—	204,137	943,537	8.62%
Deerfield Special Situations International Master Fund L.P.	15,141,953	13.48%	1,156,498	—	319,292	1,475,790	13.48%

			Shares Offered in Registration Statement
Holder	Shares Offered in 2011 Registration	%	Series 1 Common Equivalents	Common Stock	New Warrants	Total	%
Merlin Nexus III, LP	9,193,657	8.18%	—	702,184	193,863	896,047	8.18%
The Shivji Family Trust dated June 12, 2000	1,470,985	1.31%	—	112,349	31,018	143,367	1.31%
Robert Coradini	919,365	0.82%	—	70,218	19,386	89,604	0.82%
Joel Kanter	367,745	0.33%	—	28,087	7,755	35,842	0.33%
The Kanter Family Foundation	183,872	0.16%	—	14,044	3,877	17,921	0.16%
CIBC Trust Company (Bahamas) Limited	919,365	0.82%	—	70,218	19,386	89,604	0.82%
	112,346,479	100.00%	7,513,372	1,067,317	2,369,000	10,949,689	100.00%